December 20, 2005



Mr. Kam Shah
Chief Executive and Financial Officer
Bontan Corporation Inc.
47 Avenue Road, Suite 200
Toronto, Ontario M5R 2G3


	Re:	Bontan Corporation Inc.
		Form 20-F/A for Fiscal Year Ended March 31, 2004
Filed November 29, 2005
Form 20-F/A for Fiscal Year Ended March 31, 2005
Filed November 29, 2005
Response letter Dated November 29, 2005
      File No. 0-30314


Dear Mr. Shah:

      We have reviewed your response letter and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Response letter dated August 10, 2005 submitted via facsimile

1. With respect to your response to prior comment one, we are unable to locate the uploaded version of your supplemental response letter dated September 9, 2005. Please advise.





Form 20-F/A for the Fiscal Year Ended March 31, 2005

Note 4. Deferred Stock Based Compensation

2. We have read your response to prior comment five, where you indicated that you "followed the guidance provided in CICA 3870 and deferred stock compensation to the extent it related to the future services." Based on this response, it remains unclear why you would record an asset on your balance sheet entitled Deferred stock based compensation. Please refer to paragraph 49 of CICA that states "The compensation cost for a stock-based award to employees should be recognized over the period in which the related employee services are rendered." Please support your accounting with specific references to the accounting literature you are relying upon to report a deferred asset for stock compensation to be earned in future periods or revise your accounting as appropriate.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

								Sincerely,



								Jill S. Davis
								Branch Chief

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Mr. Kam Shah
Bontan Corporation Inc.
December 20, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010